Notice to the Oslo Stock Exchange

ORKLA

RECEIVED

2007 AUG 27 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – own shares

Orkla ASA has on 13 August 2007 bought 1 500 000 Orkla shares through broker-houses at an average price of NOK 96.04 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 12 110 460.

Orkla ASA,
Oslo 14 August 2007

IR contact:
Siv Merethe S. Brekke, Investor Relations, Tel.: +472254 4455

SUPPL

07026275

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

dlw 8/28

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares

Orkla ASA has on 14 August 2007 bought 1 500 000 Orkla shares through broker-houses at an average price of NOK 95.32 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 13 610 460.

Orkla ASA,
Oslo, 15 August 2007

IR contact:
Siv Merethe S. Brekke, Investor Relations, Tel.: +472254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares

Orkla ASA has on 15 August 2007 bought 1 750 000 Orkla shares through broker-houses at an average price of NOK 90.68 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 15 360 460.

Orkla ASA,
Oslo, 16 August 2007

IR contact:
Siv Merethe S. Brekke, Investor Relations, Tel.: +472254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares

Orkla ASA has on 16 August 2007 bought 1 500 000 Orkla shares through broker-houses at an average price of NOK 88.23 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 16 860 460.

Orkla ASA,
Oslo, 17 August 2007

IR contact:
Siv Merethe S. Brekke, Investor Relations, Tel.: +472254 4455

END